Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation
(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

November 10, 2021

Extract from MEDIA BRIEF RE: ANNOUNCEMENT OF PROJECT ALPHAVILLE
To:	Claus V. Hemmingsen, Chairman, Maersk Drilling	Date:	10 November 2021
From:	Impact Partners and Maersk Drilling Communication

MAIN MESSAGING

Transaction rationale

•	The combination of Maersk Drilling and Noble carries a strong logic as the drilling industry is undergoing a transformation to improve the fundamentals for a healthy industry. Noble and Maersk Drilling are two reputable companies with a long history and strong track record, and with the combination we are creating a long-term winner in the offshore drilling industry.

•	We are convinced that this agreement is to the benefit of our customers and in the best interest of our shareholders as the strategic rationale is compelling and holds a significant potential for value creation:

o	We are creating a world class, financially robust offshore drilling company with a modern, high-end fleet of rigs for all drilling environments for a diversified portfolio of high quality, blue-chip customers.

o	The combination will build on strong capabilities of Noble and Maersk Drilling, which both have decades of experience, differentiated value propositions, and unwavering commitments to best-in-class safety performance and customer satisfaction.

o	Through expected annual run-rate cost synergies of USD 125 million, the combination will create value for all shareholders and offer investors a unique exposure to the market recovery.

o	The combined company will benefit from a diverse revenue mix, a robust contract backlog with significant earnings visibility, a solid balance sheet, and a strong free cash flow potential, supporting return of capital to shareholders while providing resiliency through the cycle.

•	The combination has been unanimously approved by the Boards of Directors of Noble and Maersk Drilling, and it is also supported by Noble’s top three shareholders, which collectively currently own approximately 53% of Noble shares, and APMH Invest A/S which currently owns approximately 42% of the share capital and votes of Maersk Drilling. In addition, certain foundations related to APMH Invest A/S, which currently own approximately 12% of the share capital and votes of Maersk Drilling, have expressed their intention to support the transaction.

Transaction details

•	The combination is formed as an all-share transaction where the shares in the new combined company will be distributed equally between the current shareholders of the two companies.

•	The actual transaction is a somewhat technical exercise but will happen through a UK-based holding company, owned 50% by Noble, which will make an offer to acquire Maersk Drilling in exchange for the other 50% of the combined company.

•	Although the agreement is primarily an all-share transaction, Maersk Drilling shareholders will have the ability to elect to receive cash instead of shares in the combined company for up to the DKK equivalent of USD 1,000 [covering around 46,000 of the total +60,000 shareholders].

o	As a consequence of this option, Maersk Drilling shareholders' overall shareholding in the new company upon completion of the offer may be reduced below 50% to the extent that Maersk Drilling shareholders choose cash over shares.

•	An offer document to Maersk Drilling shareholders is expected to be published in the first half of 2022, and more information to our shareholders will follow at that time.

•	The combined company will be named Noble Corporation and will be listed on the New York Stock Exchange and Nasdaq Copenhagen.

Leadership and headquarters

•	The Board of Directors of the combined company will have a balanced representation form Noble and Maersk Drilling. The combined company’s seven-member Board of Directors will initially comprise three board members appointed by Noble and three board members appointed by Maersk Drilling. I will be one of the three members appointed by Maersk Drilling.

•	Charles (Chuck) Sledge will serve as Chairman of the Board of Directors, jointly appointed by Noble and Maersk Drilling

•	It has been agreed that Noble President and CEO Robert W. Eifler will become President and CEO of the combined company. He will also be a member of the Board of Directors.

•	The combined company will be operationally headquartered in Houston, the world’s energy capital and home to hundreds of companies working within oil and gas.

•	The combined company will also have a main harsh environment operational hub in Stavanger, Norway, and a third operational hub in a yet to be determined third benign environment location, to support operations globally and to ensure proximity to customers and continued access to talent.

The Danish perspective

•	So, what does this mean to the Maersk Drilling as we know it today?

•	I’ve been a part of this great company for decades, and obviously it is with mixed feelings that we are now approaching an end to the Maersk Drilling name and the headquarters in Lyngby. Unfortunately, it also means that some jobs will be lost.

•	But the rationale for the combination is sound. Consolidation is necessary and a prerequisite for long-term success of the drilling industry. Together we are creating a bigger and stronger company, which also holds exciting opportunities for the majority of our colleagues. And in addition, it forms a strong basis for further growth.

•	All in all, I’m convinced that the combination is to the benefit of all our customers and in the long-term interest of our shareholders.

Forward Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Noble Corporation (“Noble”) and The Drilling Company of 1972 A/S (“Maersk Drilling”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that Noble and Maersk Drilling have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco will file a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. When available, Noble will mail the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed business combination will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. This communication also includes non-GAAP financial measures. Noble and Maersk Drilling believe that these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to the combined company’s expected financial condition and results of operations. Noble’s and Maersk Drilling’s management believe that certain of these non-GAAP measures are useful for trend analyses and for planning purposes. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Specifically, such a quantitative reconciliation is not provided due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including net income (loss), accelerated depreciation and variations in effective tax rate.